FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 31, 2017	By …../s/……… Eiji Shimizu …………………….
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Change of Representative Directors

January 31, 2017

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

[Tokyo (First section) and other Stock Exchanges]

Inquiries:

Eiji Shimizu

General Manager

Consolidated Accounting Division

Group Management Center

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Concerning Change of Representative Directors

At the meeting of its Board of Directors held on January 31, 2017, Canon Inc. (the “Company”) decided on a change of the Company’s Representative Directors as follows.

The change is subject to the resolution at the Ordinary General Meeting of Shareholders for the 116th Business Term and the following Board of Directors’ meeting, both to be held on March 30, 2017.

1.	Reason for Change

To further strengthen management structure.

2.	Change of Representative Directors

	New Title	Current Title
Toshio Homma	Representative Director, Executive Vice President	Executive Vice President, Chief Executive of Office Imaging Products Operations

3.	Brief Personal Record etc. of Newly-Appointed Representative Director

	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held
Toshio Homma Date of birth Mar. 10, 1949

As of

Apr. 1972: Entered the Company

Apr. 2001: Deputy Chief Executive of i Printer Products Operations

Mar. 2003: Director

Apr. 2003: Group Executive of Business Promotion HQ

Jul. 2003: Group Executive of L Printer Business Promotion HQ

Jan. 2007: Chief Executive of L Printer Products Operations

Mar. 2008: Managing Director

Mar. 2012: Senior Managing Director, Group Executive of Procurement Headquarters

Mar. 2016: Executive Vice President (present)

Apr. 2016: Chief Executive of Office Imaging Products Operations (present)

48,252 shares

4.	Scheduled Date of Appointment

March 30, 2017

2